January 6, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Eric McPhee/ Mr. Wilson Lee

Re:	La Rosa Holdings Corp.
Amendment No. 4 to Registration Statement on Form S-1 Filed December 14, 2022
File No. 333-264372

Dear Mr. McPhee and Mr. Lee:

On behalf of La Rosa Holdings Corp. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of January 3, 2023 with respect to the Company’s Amendment No. 4 to Registration Statement on Form S-1 (the “Form S-1”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 5 to the Form S-1 (the “Form S-1/A”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Amendment 4 to Form S-1 filed December 14, 2022

Cover Page

1. We note your response to comment 1. On your cover page and on page 102 you state that you are registering 1,018,593 resale shares; however, in your filing fee exhibit, you state that you are registering 1,046,525 resale shares. Please revise.

Exhibit 107 has been revised to show that 1,018,593 resale shares are being registered.

Market Data, page ii

2. Please delete your disclaimer that potential shareholders should not rely upon the disclosure related to market data in making an investment decision.

The disclaimer that potential shareholders should not rely upon the disclosure related to Market Data has been deleted.

Unaudited Pro Forma Financial Statements, page 59

3. We note you have made adjustments to your pro forma financial statements, your calculation of Dilution, your Security Ownership table on page 100, and throughout the filing where you have disclosed the amount of shares you will have outstanding after the offering, for the shares to be issued to your CEO and CFO as of the closing date of the offering. Please tell us what consideration you have given to also including the shares to be issued to your COO as of the closing date of the offering, as noted on pages 92 and F- 17.

Mr. Gracy, the Company’s former COO, was no longer employed by the Company at the time the Company filed Amendment No. 4 to the Registration Statement on Form S-1. As a result, Mr. Gracy forfeited all future equity awards. A disclosure of the forfeiture will be added on pages 92 and F-45.

4. We note that footnote a to the Unaudited Pro Forma Condensed Combined Balance Sheet details the costs of the offering other than the value of the 457,666 shares to be issued to consultants for consulting services related to the initial public offering. Please tell us what consideration you have given to discussing that cost in this footnote.

In as much as the fair value of the 457,666 shares issued to consultants for consulting services related to the initial public offering (“IPO”), with an estimated value of $4.577 million, would be a direct charge to equity and would not directly impact the net proceeds from the IPO, the Company reflected the impact of these shares in footnote f to the unaudited proforma condensed combined balance sheet. However, an additional disclosure has now been added to footnote a to the Unaudited Pro Forma Condensed Combined Balance Sheet to note that the Company expects to incur these non-cash direct offering costs with reference to footnote f.

Our Organization, page 71

5. We note your disclosure of Mr. La Rosa’s percentage control of the voting power of your common stock. Please tell us what consideration you’ve given to disclosing Mr. La Rosa’s percentage control of the voting power after considering the impact of the Series X Super Voting Preferred Stock, here, on the cover page, in the Security Ownership table on page 100, and in your risk factor disclosure on page 26.

The cover page, pages 26 and 71 now provide the total voting power percentage, including the 20,000,000 votes provided by the Series X Super Voting Preferred Stock, to be owned by Mr. La Rosa immediately after the completion of the offering.

Part II. Information not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-3

6. We note your revised disclosure indicating that you have engaged in multiple transactions involving the sale of unregistered securities. For each transaction, please disclose the exemption relied upon and state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K. We also note that you indicate that you relied upon Regulation D. However, you have not filed a Form D. Please advise.

Part II, Item 15 has been revised to disclose the exemption relied upon by the Company and to briefly state the reasons for such reliance. Pursuant to Question 257.07 of the Compliance and Disclosure Interpretations on Regulation D, it is our understanding that the filing of a Form D is not a condition to the availability of the exemptions in Rule 506 of Regulation D. Nevertheless, in order to provide the relevant disclosure, the Company has filed two Form D’s with respect to the offers made pursuant to Regulation D as described in Part II.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-1310.

Sincerely,

/s/Ross Carmel
Ross Carmel, Esq.
Carmel, Milazzo & Feil LLP
rcarmel@cmflllp.com